Exhibit 99.1

NEWS RELEASE

OLYMPUS ANNOUNCES MERGER WITH ZEDEX TO EXPAND GOLD PRODUCTION AND EXPLORATION ASSETS IN SOUTH EAST ASIA

Toronto (Canada) and Sydney (Australia), 10 November 2009 – Olympus Pacific Minerals Inc. (TSX: OYM) (Olympus) and Zedex Minerals Limited (ASX: ZDX) (Zedex) are pleased to announce that they intend to merge.

Description of the Proposed Merger

Zedex is New Zealand incorporated and it is intended the merger be completed by way of an amalgamation under the New Zealand Companies Act 1993 (NZ Companies Act) between Zedex and a wholly-owned New Zealand incorporated subsidiary of Olympus, Olympus Pacific Minerals NZ Limited (Olympus NZ) (Amalgamation).  An Amalgamation Implementation Agreement has been executed today by the parties.

Under the Amalgamation, Zedex and Olympus NZ will merge and Olympus NZ will continue as the surviving legal entity and will succeed to all the property, rights, powers, privileges, liabilities and obligations of Zedex (including the 65,551,043 Olympus shares currently held by Zedex).

Under the terms of the Amalgamation, Zedex shareholders will receive 1 new Olympus share for every 2.4 Zedex shares they hold and post Amalgamation Zedex’s former shareholders will hold 39.4% of Olympus’ shares (which compares with the indirect 26.3% interest Zedex shareholders presently hold in Olympus through their interests in Zedex).

The Amalgamation proposal represents a value of approximately A$0.129 per Zedex share, being a premium of 17.3% to Zedex’s closing share price on ASX of A$0.11 on 10 November 2009 and 29.0% to the 30 day VWAP of Zedex shares prior to this announcement, valuing Zedex at A$37.1 million based on the closing price of Olympus on the TSX on 9 November 2009 of C$0.305.

Concurrent with the Amalgamation, Olympus will also seek admission to the Official List of the ASX with the intention that it will be dual listed on the TSX and ASX.  As at the date of this announcement, Olympus shares have not yet been accepted for quotation on the ASX (in the form of CHESS Depository Interests).

As John Seton is a director of Olympus and is Executive Chairman of Zedex, he has not participated in commercial negotiations regarding the Amalgamation.  This has been done by Jon Morda and Douglas Willock on behalf of Olympus (Independent Directors of Olympus) and Alan Eggers and Leslie Robinson on behalf of Zedex (Independent Directors of Zedex).

Benefits of the Proposed Merger

The Amalgamation will create a South East Asian focused gold company with a significant combined resource base, growing production and significant potential to expand the resource through further exploration. Refer to the Resource tables below:

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Bong Mieu NI 43-101
Resource Category	Contained Gold - oz
M&I	260,010
Inferred	531,040
Tungsten as Gold Equivalent - oz
M & I	84,720*
Inferred	85,390*

* Using values of US$210/MTU for Tungsten and US$880/oz for gold, the value of the Tungsten in the Bong Mieu East Resource is equal to 170,110 ounces. Fluorine has been excluded from the estimate as being of uneconomic quantity.

Phuoc Son NI 43-101
Resource Category	Contained Gold - oz
M & I	245,470
Inferred	401,640

JORC Resource - Bau
Resource Category	Contained Gold oz
M & I	547,000
Inferred	1,065,000

The Amalgamated group will have diversity of operations and sovereign risk and a pathway to mid-tier gold producer status.  Furthermore, the Independent Directors of both Olympus and Zedex believe that the Amalgamation will lead to corporate and operating synergies, particularly at a management and senior staff level, and will markedly improve the capacity to develop Zedex’s Bau Gold Project whilst continuing the advancement of Olympus’ Bong Mieu and Phuoc Son operations.

The Amalgamation will have the added benefit of simplifying the existing complex capital structure between Zedex and Olympus and as such is expected to lead to improved investor interest, market liquidity and access to capital.

The Amalgamation has the unanimous support of all the directors of Olympus and Zedex and it is intended that current Zedex director Mr Leslie Robinson will join the board of Olympus upon the Amalgamation becoming unconditional.

Zedex Shareholder Approval

As required by the NZ Companies Act, Zedex will hold a special meeting of shareholders to decide whether to approve the Amalgamation. In order for the Amalgamation to proceed, the Amalgamation must be approved by a special resolution of Zedex shareholders, being a resolution passed by a 75% majority of the votes of those Zedex shareholders entitled to vote and voting (whether in person or by proxy).

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The special meeting of Zedex shareholders is expected to be held in Auckland in mid December 2009 with Zedex shareholders to be notified of the exact time and date of the meeting when they receive the Amalgamation Proposal Booklet and notice of meeting.

Zedex has appointed Campbell MacPherson Ltd to prepare an independent appraisal report on the proposed transaction.  Campbell MacPherson Ltd has concluded that the Amalgamation terms are fair to Zedex shareholders.  A summary of the Campbell MacPherson Ltd report will be included within the Amalgamation Proposal Booklet which will accompany the notice of special meeting of Zedex shareholders.

Zedex’s directors confirm they will unanimously recommend the Amalgamation to Zedex shareholders, in the absence of a superior offer.  The Directors of Zedex have a combined relevant interest in 9.8% of Zedex’s issued shares and they intend to vote these shares in favour of the Amalgamation, in the absence of a superior offer. Other large Zedex shareholders have indicated their intent to support the Amalgamation, in the absence of a superior offer.

It is not expected that a resolution of Olympus shareholders will be required for the Amalgamation to proceed.

Amalgamation Implementation Agreement

The Amalgamation is subject to certain conditions, including:

•	Zedex shareholders approving the Amalgamation at the special meeting;

•
The receipt of any necessary regulatory approval, including the approval of the New Zealand Registrar of Companies to the prospectus for Olympus shares (which forms part of the Amalgamation Proposal Booklet) and the Amalgamation;

•	The existing Zedex options being exchanged for convertible securities in Olympus;

•
Blair Franklin Capital Partners having delivered a report to the Independent Directors of Olympus stating that the consideration being offered under the Amalgamation is fair from a financial point of view to the shareholders of Olympus (other than Zedex);

•	Completion by the Independent Directors of Olympus of high level due diligence investigations on Zedex and its operations;

•	The receipt of third party approvals; and

•	No "prescribed occurrences" (being specified changes in capital structure or business) occurring with respect to Olympus or Zedex.

In certain circumstances, including if Zedex terminates the Amalgamation Implementation Agreement because of a superior proposal, Zedex must reimburse Olympus for all its reasonable third party expenses regarding the Amalgamation, up to a maximum of NZD$250,000.

Advisers

Olympus has been advised on the transaction by RFC Corporate Finance Ltd and the Independent Directors of Olympus have sought additional advice from Blair Franklin Capital Partners.  Claymore Partners Limited have acted as legal advisers to Olympus and Olympus NZ on matters of New Zealand law, Blakiston & Crabb have acted as legal advisers to Olympus on matters of Australian law and Gowling Lafleur Henderson LLP have acted as legal advisers to Olympus on matters of Canadian law.

Zedex has retained Holland Beckett Lawyers as New Zealand legal advisers.

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Issuance of Olympus Shares under the Amalgamation

Under the terms of the Amalgamation Zedex shareholders will receive an estimated 119,778,322 Olympus shares.  These will comprise the 65,551,043 Olympus shares which are presently held by Zedex and 54,227,279 new shares to be issued by Olympus.  The new shares to be issued by Olympus represent 21.7% of the currently outstanding Olympus shares.

Zedex Options

Zedex option holders will be offered replacement convertible securities to subscribe for Olympus shares of equivalent value to their Zedex options based on the exchange ratio of the Amalgamation proposal.

About Olympus

Olympus is a gold exploration and production company currently focused on activities in Vietnam where it has a first-mover position, having commissioned the first two foreign owned gold mines to be operated in Vietnam since the 1940s (Bong Mieu and Phuoc Son).  Olympus aims to be a leading gold producer and explorer in South East Asia and has a management team strongly committed to this vision.

Bong Mieu (80% interest) hosts the producing Bong Mieu Central Gold Mine that contains measured and indicated resources and has been in commercial production since the fourth quarter of 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit, which is in production and under development, Bong Mieu East, as well as several other surface showings.

Phuoc Son (85% interest) includes the high-grade Dak Sa deposit which is under development and is actively being explored for new primary gold occurrences in thirty existing occurrences
Olympus is targeting an annualised production rate of approximately 40,000 ounces for 2010 as optimisation of the plant operation and development work at Phuoc Son and the Bong Mieu Underground is fulfilled, promising a steady supply of high-grade ore to the mill.

Olympus plans to start construction of its second gold processing plant at Phuoc Son targeting an interim 80,000 ounce per annum production rate by the first quarter of 2011 with further production increases planned thereafter.  Olympus is currently completing internal scoping studies to determine if internally generated cash can fund the second plant and whether any external funding may be required.

Olympus also has an agreement whereby, subject to completion of due diligence, Olympus and Philippine interests associated with Olympus can earn a 60% interest in the Capcapo Gold property located in the Northern Philippines.  Further approval is required from authorities and no further work is being undertaken until negotiations over the Joint Venture Agreement are resolved.

Further, details of Olympus projects can be seen at www.olympuspacific.com.

About Zedex

Zedex is a gold exploration company with its principal mineral assets in Malaysia and Vietnam.

In Malaysia Zedex has a 50.05% interest in a joint venture in the Bau Gold Project, including consolidated Mining and Exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia.  These tenements contain a current JORC compliant gold resource while potential for a further 3.3 – 4.5 million ounces has also been independently estimated in deposit extensions and adjacent zones.

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Operating since 1864, this goldfield has recorded production of about 1.5 million oz of gold and estimated historic gold production of more than double this figure.  Regional analogy with goldfields across the border in Kalimantan suggests significantly greater potential.  Canada’s Cameco reportedly invested approximately $20,000,000 in the project area in the mid - 1990s.

A scoping study has been commissioned on the Bau Gold Project and is to focus primarily on the existing resource and identified additional resource targets.  It is expected that outcomes of this study will include a conceptual open pit and underground mine designs, financial model, a critical development path, and an estimate of funding requirements.  Metallurgical test work has been completed earlier, and is planned to be updated to confirm gold recovery and process economics.

In Vietnam, Zedex’s major project is the Tien Thuan Gold Project, in which it has a 75% controlling interest in a joint venture.  The project is located some 50km west of the port city of Quy Nhon in Binh Dinh Province.  The project area broadly comprises about 100 km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences and was extensively mapped and sampled by the Geological Survey of Vietnam during the 1990s.  Assays showed gold values ranging up to 157 g/t Au, with 35% of all samples reporting above 3.0 g/t Au.

Zedex is currently re-validating and extending that work through detailed geological, geochemical, and geophysical surveys.  A drilling program is required to describe ore at depth below the outcropping shoots.

Further, details of Zedex’s projects can be seen at www.zedex.com.au.

For further information contact:

David Seton (Chairman and CEO - Olympus)
Tel +1 647 868 8585
Email dseton@olympuspacific.com

James Hamilton (VP Investor Relations - Olympus)
Tel +1 416 572 2525
Email jhamilton@olympuspacific.com.

John Seton (Chairman - Zedex)
Tel +64 9 379 8787
Email john.seton@zedex.com.au; or

Paul Seton (Managing Director - Zedex)
Tel +64 9 379 8787
Email paul.seton@zedex.com.au.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward

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looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

COMPETENT PERSON STATEMENTS

The information in this report that relates to Ore Reserve and Mineral Resource Estimates of Olympus is based on information compiled and reviewed by Mr TRP (Rod) Jones (B.Sc. Geology, Leicester UK, 1966; FAusIMM) who is a full-time employee of Olympus and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves" and as a Qualified Person as defined in Canadian National Instrument 43-101.  Mr Jones consents to the inclusion of this information in this report in the form and context in which it appears.

The information in this report that relates to Ore Reserve and Mineral Resource Estimates of Zedex is based on information compiled by Mr John Ashby who is a fellow of the Australasian Institute of Mining and Metallurgy and who is employed by Ashby Consultants Ltd.  Mr Ashby has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to resource estimation to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.” Mr Ashby consents to the inclusion of this information in this report in the form and context in which it appears.

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